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51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

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MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

June 5, 2019

VIA EDGAR

Perry Hindin
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:                             EQT Corporation
Definitive Additional Soliciting Materials on Schedule 14A
Filed May 30, 2019
File No. 1-03551

Dear Mr. Hindin:

We write to you on behalf of our client, EQT Corporation (the “Company” or “EQT”), to provide EQT’s responses to the comment of the staff of the Division of Corporation

Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding a screenshot of the web pages appearing on the Company’s website address at https://VoteGoldForEQT.com filed with the Commission on May 30, 2019 on Schedule 14A (the “Webpage”) contained in your letter dated June 3, 2019 (the “Comment Letter”).  We have set out the text of the comment from the Comment Letter in bold text followed by our response.

In connection with this letter, we have updated the Webpage.

Preliminary Proxy Statement

Letter to Shareholders

1.                                      The webpage contains the following statement “Unreasonable, seeking to take control of the entire EQT Board without paying a control premium to other shareholders” (emphasis added). The “Rice Platform,” seeking to reconstitute EQT’s Board, is an exercise of the Rice Group’s right, as shareholders of the Company, to nominate directors for election at the Annual Meeting rather than a purchase of a controlling interest in the Company’s capital stock. In addition, EQT’s statement that the Rice Team is seeking to take control of the “entire EQT Board” (emphasis added) is unsupported given that the Rice Team’s slate of seven nominees includes Daniel J. Rice IV, who currently serves on the Board and has been re-nominated for election by the Company. Please revise the webpage to delete the reference to taking control of the entire board and qualify such statement by noting that control premiums are not commonly associated with exercising a right to nominate directors but rather with purchases of a controlling interest in the capital stock of a company.

RESPONSE:

The Company acknowledges the Staff’s comment.  While the Company respectfully believes that the statement on the Webpage that the Rice Group is “seeking to take control of the entire EQT Board” is not false or misleading within the meaning of Rule 14a-9, the Company has deleted the word “entire” from this statement.

With respect to the reference to a control premium, the Company respectfully advises the Staff that it does not believe that the referenced statement is false or misleading within the meaning of Rule 14a-9.  The Company is not asserting that a control premium is typically payable in connection with a proxy contest.  Rather, the Company is informing shareholders that the Rice Group’s solicitation, if successful, would allow the Rice Group to take control of the Board without paying a control premium.  The Company believes it is appropriate to so inform shareholders, because the Rice Group is conducting a proxy solicitation to take control of the Board and replace the chief executive officer and up to 15 members of management, and shareholders have the right to refuse to hand over control to a party in a manner that does not involve paying a control premium.

The Company believes that it would be potentially confusing or misleading to shareholders to add the qualification referenced in the Staff’s comment, as shareholders could mistakenly interpret such a statement to suggest that the Company does not believe it is problematic for the Rice Group to take control without paying a control premium.  Furthermore, the Company notes that the Rice Group will have a full and fair opportunity to refute any statements by the Company, including to present its case to the Company’s shareholders as to why the Rice Group believes it is appropriate that they obtain control of the Board, and in doing so can make any such arguments on their own behalf during the course of their counter-solicitation.  The Company believes that this is the more appropriate avenue for such arguments to be made to the Company’s shareholders, rather than being included in the Company’s solicitation materials.

*                                         *                                         *

In connection with the Company’s response to the comment in the Comment Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or wish to discuss this matter, please contact the undersigned at (212) 403-1005.

Sincerely,

Victor Goldfeld, Esq.

cc:                                Jonathan Lushko, EQT Corporation

Steven A. Cohen, Wachtell, Lipton, Rosen & Katz